UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934


                        MER Telemanagement Solutions Ltd.
                        ---------------------------------
                                (Name of Issuer)

                       Ordinary Shares, NIS 0.1 Par Value
                       ----------------------------------
                         (Title of Class of Securities)

                                   M69676 10 0
                                   -----------
                                 (CUSIP Number)

                                  June 6, 2008
                                  ------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  M69676 10 0


1.  Names of Reporting Persons: Dana Optimum Investments Ltd.
    I.R.S. Identification Nos. of above persons (entities only): N/A

2.  Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ]
                                                                         (b) [X]

3. SEC Use Only

4. Citizenship or Place of Organization: Israel

Number of     5.  Sole Voting Power:             -0- Ordinary Shares
Shares
Beneficially  6.  Shared Voting Power:      981,900 Ordinary Shares*
Owned by
Each          7.  Sole Dispositive Power:        -0- Ordinary Shares
Reporting
Person With   8.  Shared Dispositive Power: 981,900  Ordinary Shares*

9. Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                       981,900 Ordinary Shares*

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11. Percent of Class Represented by Amount in Row (9): 15.05%**

12. Type of Reporting Person (See Instructions): CO

-----------------

* Dana Optimum Investments Ltd. is the record holder of 981,900 ordinary shares of the Issuer. Dana Optimum Investments Ltd. is an Israeli company jointly owned by Mr. Roni Ben-David and Mrs. Aliza Ben-David. Accordingly, Mr. Roni Ben-David and Mrs. Aliza Ben-David may be deemed to have the shared voting and dispositive power as to the ordinary shares of the Issuer held of record by Dana Optimum Investments Ltd. Mr. Roni Ben-David and Mrs. Aliza Ben-David are husband and wife.

** Based on 6,523,845 ordinary shares, which is the total number of shares issued and outstanding on March 31, 2008, as reported by the Issuer in its Report of Foreign Private Issuer on Form 6-K for the month of May 2008, submitted to the Securities and Exchange Commission on May 14, 2008.

CUSIP No.  M69676 10 0

1. Names of Reporting Persons: Roni Ben-David
   I.R.S. Identification Nos. of above persons (entities only): N/A

2.  Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ]
                                                                         (b) [X]

3. SEC Use Only

4. Citizenship or Place of Organization: Israel

Number of     5.  Sole Voting Power:             -0- Ordinary Shares
Shares
Beneficially  6.  Shared Voting Power:      981,900  Ordinary Shares*
Owned by
Each          7.  Sole Dispositive Power:        -0- Ordinary Shares
Reporting
Person With   8.  Shared Dispositive Power: 981,900  Ordinary Shares*

9. Aggregate Amount Beneficially Owned by Each Reporting Person:
   981,900 Ordinary Shares*

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11. Percent of Class Represented by Amount in Row (9): 15.05%**

12. Type of Reporting Person (See Instructions): IN

-----------------

* Dana Optimum Investments Ltd. is the record holder of 981,900 ordinary shares of the Issuer. Dana Optimum Investments Ltd. is an Israeli company jointly owned by Mr. Roni Ben-David and Mrs. Aliza Ben-David. Accordingly, Mr. Roni Ben-David and Mrs. Aliza Ben-David may be deemed to have the shared voting and dispositive power as to the ordinary shares of the Issuer held of record by Dana Optimum Investments Ltd. Mr. Roni Ben-David and Mrs. Aliza Ben-David are husband and wife.

** Based on 6,523,845 ordinary shares, which is the total number of shares issued and outstanding on March 31, 2008, as reported by the Issuer in its Report of Foreign Private Issuer on Form 6-K for the month of May 2008, submitted to the Securities and Exchange Commission on May 14, 2008.

CUSIP No.  M69676 10 0

1. Names of Reporting Persons: Aliza Ben-David
   I.R.S. Identification Nos. of above persons (entities only): N/A

2.  Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ]
                                                                         (b) [X]

3. SEC Use Only

4. Citizenship or Place of Organization: Israel

Number of     5.  Sole Voting Power:             -0- Ordinary Shares
Shares
Beneficially  6.  Shared Voting Power:      981,900  Ordinary Shares*
Owned by
Each          7.  Sole Dispositive Power:        -0- Ordinary Shares
Reporting
Person With   8.  Shared Dispositive Power: 981,900  Ordinary Shares*

9. Aggregate Amount Beneficially Owned by Each Reporting Person:
   981,900 Ordinary Shares*

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11. Percent of Class Represented by Amount in Row (9): 15.05%**

12. Type of Reporting Person (See Instructions): IN

-----------------

* Dana Optimum Investments Ltd. is the record holder of 981,900 ordinary shares of the Issuer. Dana Optimum Investments Ltd. is an Israeli company jointly owned by Mr. Roni Ben-David and Mrs. Aliza Ben-David. Accordingly, Mr. Roni Ben-David and Mrs. Aliza Ben-David may be deemed to have the shared voting and dispositive power as to the ordinary shares of the Issuer held of record by Dana Optimum Investments Ltd. Mr. Roni Ben-David and Mrs. Aliza Ben-David are husband and wife.

** Based on 6,523,845 ordinary shares, which is the total number of shares issued and outstanding on March 31, 2008, as reported by the Issuer in its Report of Foreign Private Issuer on Form 6-K for the month of May 2008, submitted to the Securities and Exchange Commission on May 14, 2008.

Item 1.

   (a)      Name of Issuer: MER Telemangement Solutions Ltd. (the "Issuer").

   (b)      Address of Issuer's Principal Executive Offices:
            22 Zarhin Street, Ra'anana 43662, Israel

Item 2.

   (a)      Name of Persons Filing:

            Dana Optimum Investments Ltd.

            Individuals:
            (i)  Roni Ben-David
            (ii)  Aliza Ben-David

            I.R.S. Identification No. of above person (entities only): N/A

   (b) Address of Principal Business Office or, if none, Residence: The address of each reporting person is: 25 Kerem Hazetim Street, Savyon 56536, Israel

   (c) Citizenship: The entity and each of the persons identified in 2(a) above is a company organized under the laws of, or a citizen of, the State of Israel.

   (d) Title of Class of Securities: Ordinary Shares, par value NIS 0.1 per share ("Ordinary Shares")

   (e)      CUSIP Number: M69676 10 0

Item 3.  Not applicable

Item 4.  Ownership

   (a)-(c) The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of June 6, 2008:

-------------------------------------------------------------------------------------------------------------------------
                                                                             Shared
                                                              Sole power    power to     Sole power to     Shared power
                                       Amount                 to vote or   vote or to    dispose or to   to dispose or to
                                    beneficially   Percent      direct       direct       direct the        direct the
         Reporting Person              owned:     of class*:   the vote:    the vote:   disposition of:   disposition of:
         ----------------              ------     ----------   ---------    ---------   ---------------   ---------------
-------------------------------------------------------------------------------------------------------------------------
Dana Optimum Investments Ltd.**       981,900       15.05%         0         981,900           0              981,900
-------------------------------------------------------------------------------------------------------------------------
Roni Ben-David**                      981,900       15.05%         0         981,900           0              981,900
-------------------------------------------------------------------------------------------------------------------------
Aliza Ben-David**                     981,900       15.05%         0         981,900           0              981,900
-------------------------------------------------------------------------------------------------------------------------

-----------------

* Based on 6,523,845 ordinary shares, which is the total number of shares issued and outstanding on March 31, 2008, as reported by the Issuer in its Report of Foreign Private Issuer on Form 6-K for the month of May 2008, submitted to the Securities and Exchange Commission on May 14, 2008.

**      Dana Optimum Investments Ltd. is the record holder of 981,900 ordinary shares of the Issuer. Dana Optimum Investments Ltd. is an Israeli company jointly owned by Mr. Roni Ben-David and Mrs. Aliza Ben-David. Accordingly,

Mr. Roni Ben-David and Mrs. Aliza Ben-David may be deemed to have the shared voting and dispositive power as to the ordinary shares of the Issuer held of record by Dana Optimum Investments Ltd. Mr. Roni Ben-David and Mrs. Aliza Ben-David are husband and wife.

Item 5.  Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not applicable.

Item 8.        Identification and Classification of Members of the Group

                  Not applicable.

Item 9.        Notice of Dissolution of Group

                  Not applicable.

Item 10.     Certifications

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:  June  14, 2008

                                            Dana Optimum Investments Ltd.


                                            /s/ Roni Ben-David
                                            ------------------
                                            Roni Ben-David
                                            Chairman of the Board



                                            /s/ Roni Ben-David
                                            ------------------
                                            Roni Ben-David



                                            /s/ Aliza Ben-David
                                            -------------------
                                            Aliza Ben-David